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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                            THE VANTIVE CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   922091-10-3
                               ------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 5 pages
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CUSIP NO. 922091-10-3              SCHEDULE 13G            Page  2  of  5  Pages
          -----------                                           ---    ---

   1      NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Steven M. Goldsworthy
          ---------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [   ]
            N/A
          ---------------------------------------------------------------------

   3      SEC USE ONLY

          ---------------------------------------------------------------------

   4      CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
          ---------------------------------------------------------------------

                       5     SOLE VOTING POWER
  NUMBER OF                    1,736,667
   SHARES              --------------------------------------------------------
 BENEFICIALLY          6     SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING            7     SOLE DISPOSITIVE POWER
 PERSON WITH                   1,736,667
                       --------------------------------------------------------
                       8     SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,736,667
          ---------------------------------------------------------------------

  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

            [ ] N/A
          ---------------------------------------------------------------------

  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            7.2%
          ---------------------------------------------------------------------

  12      TYPE OF REPORTING PERSON*

            IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                  Page 2 of 5 Pages
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                                                               Page 3 of 5 Pages


Item 1(a)        Name of Issuer:

                          The Vantive Corporation

Item 1(b)        Address of Issuer's Principal Executive Offices:

                          2455 Augustine Drive
                          Santa Clara, CA  95054

Item 2(a)        Name of Person Filing:

                          Steven M. Goldsworthy

Item 2(b)        Address of Principal Business Office:

                          The Vantive Corporation
                          2455 Augustine Drive
                          Santa Clara, CA  95054

Item 2(c)        Citizenship:

                          The filing person is a citizen of the United States of America.

Item 2(d)        Title of Class of Securities:

                          Common Stock, $0.001 par value

Item 2(e)        CUSIP Number:

                          922091-10-3

Item 3           Type of Person:

                          Not Applicable

Item 4           Ownership (at December 31, 1996):

                          (a) Amount owned "beneficially" within the meaning of rule 13d-3: 1,736,667 shares; includes 11,667 shares which are subject to purchase within 60 days of December 31, 1996 pursuant to the exercise of stock options.






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                                                               Page 4 of 5 Pages

                          (b) Percent of class: 7.2%, based on 24,122,851 shares outstanding on November 4, 1996, per the Company's Report on Form 10-Q for quarter ended September 30, 1996.

                          (c)     Number of shares as to which such person has:

                                  (i)      sole power to vote or to direct the
                                           vote: 1,736,667 shares

                                  (ii)     shared power to vote or to direct
                                           the vote:  0

                                  (iii)    sole power to dispose or to direct
                                           the disposition of:  1,736,667 shares

                                  (iv) shared power to dispose or to direct disposition of: 0

Item 5           Ownership of Five Percent or Less of a Class:

                          Not Applicable

Item 6           Ownership of More than Five Percent on Behalf of Another
                 Person:

                          Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                 Company:

                          Not Applicable

Item 8           Identification and Classification of Members of the Group:

                          Not Applicable

Item 9           Notice of Dissolution of Group:

                          Not Applicable

Item 10          Certification:

                          Not Applicable





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                                                               Page 5 of 5 Pages

                                   Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 10, 1997



                                            /s/ Steven M. Goldsworthy
                                            ---------------------------------
                                                Steven M. Goldsworthy